United States
Securities & Exchange Commission
Washington, DC  20549



SCHEDULE 13G/A



WESTSPHERE ASSET CORPORATION, INC.
Name of Issuer

COMMON STOCK, no par
Title of Class of Securities

961532207
CUSIP Number

February 3rd, 2006
Date of Event Which Requires Filing







This Schedule is filed pursuant to Rule 13d-1(c)



CUSIP #: 961532207

1.	Name of Reporting Person:
Flexible Growth & Income Fund Company, LLC (04-3582210).
        Jonathan L. Gal, President & 100% Owner.

2.	Check if member of a group: n/a.

3.	SEC Use Only.

4.	Place of Organization: Delaware, USA.

5.	Sole Voting Power:  90,415.

6.	Shared Voting Power: n/a.

7.	Sole Dispositive Power: 90,415.

8.	Shared Dispostive Power: n/a.

9.	Aggregate Amount Beneficially Owned: 90,415.

10.	Check if certain shares are excluded: n/a.

11.	Percent of Class Represented by Amount in Row 9:    14.5%.

12.	Type of Reporting Person:  OO
Other: Limited Liability Company.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


        	_________/s/Jonathan L. Gal__ _________

        	__________February 6th, 2006__________

               ________Jonathan L. Gal, President______